BEFORE



                THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Application of The    )
FirstEnergy Operating Companies For Ap-    )
proval of the Transfer of Their Transmis   )  Case No. 98-1633-EL-UNC
sion Assets to American Transmission       )
Systems, Inc.                              )


                             FINDING AND ORDER
                             -----------------

     The Commission finds:

     (1) On May 13, 1999, FirstEnergy Corporation, on behalf of its operating subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company (jointly FirstEnergy), filed an application seeking approval of the transfer of certain transmission assets to American Transmission Services, Inc. (ATSI). ATSI, which would also operate the transferred transmission assets, is a wholly-owned subsidiary of FirstEnergy Corporation. FirstEnergy's application states that this transaction is intended to be an intermediate and facilitating step in the subsequent transfer of the assets, and their operation, to a regional transmission organization (RTO).

     (2) On March 19, 1999, FirstEnergy filed at the Federal Energy Regulatory Commission (FERC) an application for authorization to transfer transmission assets to ATSI under Section 203 of the Federal Power Act (16 U.S.C. Sec. 824b) and Part 33 of the FERC's regulations (18 C.F.R. Part 33). On April 26, 1999, FirstEnergy filed an application with the FERC to modify the FirstEnergy Open Access Transmission Tariff in order to increase its rates for transmission service and to change the classification of below 138 kV transmission facilities to correspond to that used in the ATSI applications. On April 28, 1999, FirstEnergy filed an application with the FERC for acceptance of the ATSI Tariff under Section 205 of the Federal Power Act (16 U.S.C. Sec. 824d).

           FirstEnergy included these FERC filings as part of the application submitted in this proceeding.*

     (3)   FirstEnergy's application includes a description of
           the facilities to be transferred, including
           facilities operated at 69kV and above.  FirstEnergy
           used the FERC's seven factor test from FERC Order
           No. 888** in classifying transmission and
           distribution facilities for purposes of determining
           the facilities to be transferred to ATSI, as well as
           for setting the transmission rates proposed in the
           ATSI and FirstEnergy Section 205 filing.  The
           application also provides an identification of the
           net book value of assets that will be transferred
           and each of the operating companies' contribution of
           assets. FirstEnergy claims that the transfer of
           assets will not affect rates to Ohio retail
           customers due to the rate caps imposed by the
           operating companies' existing rate plans.  See, Ohio
           Edison Co., Case No. 95-830-EL-UNC (October 18,
           1995); Cleveland Electric Illuminating Co. and
           Toledo Edison Co., Case No. 96-1211-EL-UNC et al.
           (January 30, 1997).  FirstEnergy also claims that
           the operating agreement between ATSI and the
           operating companies assures that ATSI will continue
           to provide reliable transmission service consistent
           with good utility practice and applicable
[FN]
-----------------------
* On October 27, 1999, the FERC issued an order approving FirstEnergy's
  Section 203 application. The FERC concluded that FirstEnergy's proposed disposition of jurisdictional transmission facilities would not adversely affect competition, rates, or regulation and the application was, therefore, approved as consistent with the public interest. FirstEnergy Corp. Operating Companies/American Transmission Systems, Inc., Docket No. EC99-53-000 (Issued October 27, 1999). On that same date, the FERC issued an order accepting for filing, suspending, and setting for hearing a proposed open access transmission tariff and ground lease agreement, and accepted for filing a joint dispatch agreement and operating agreement filed in conjunction with ATSI's creation as the transmission provider for the FirstEnergy system. American Transmission Systems, Inc., Docket No. ER99-2647-000; FirstEnergy Operating Companies, Docket Nos. ER99-2609-000 and EL99-71-000; and FirstEnergy Operating Companies/American Transmission Systems, Inc., Docket No. EC99-53-000. On January 12, 2000, FirstEnergy submitted to the FERC a stipulation and agreement that purports to resolve all issues that had been set for hearing.

**Promoting Wholesale Competition Through Open Access Non-Discriminatory
  Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No.888, 61 Fed. Reg. 21,540, FERC Stats. & Regs. Para. 31,036 at 31,770-31,785 (1996),
   Order on Reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. Para. 31,048 (1997), Order on Reh'g, Order No. 888-B, 81 FERC Para. 61,248 (1997), Order on Reh'g, Order No. 888-C, 82 FERC Para. 61,046 (1998) (Order 888).

           standards.
     (4) By entry issued June 21, 1999, a comment period of July 9 and July 23, 1999 was established for initial and reply comments, respectively. Initial comments were filed by the Ohio Consumers' Counsel (OCC), Industrial Energy Users-Ohio (IEU), American Municipal Power-Ohio (AMP-Ohio), and jointly by Ohio Rural Electric Cooperatives, Inc.* and Buckeye Power, Inc. Reply comments were filed by FirstEnergy.

     (5) In its comments, OCC states that it is not necessarily opposed to the placement of transmission assets into a separate subsidiary from the operating companies. However, OCC raises concerns with respect to the proposal's effect on customers, the effect on competition, and the effect on the availability of nondiscriminatory transmission service. Specifically, OCC urges the Commission not to allow FirstEnergy to recover the above-market book value of generation plant from customers while keeping for itself the above-market value of transmission plant. OCC also expressed concerns with FirstEnergy's delineation of transmission as comprising all facilities of 69kV and above. According to OCC, it is not clear that this division of transmission assets is consistent with the FERC's seven factor test required by Order 888. OCC's comments state further that the Commission must look at the specifics of the transaction, such as the ground lease and the operating agreement because it is not clear that the public interest will be served by allowing FirstEnergy to maintain ownership of the real estate upon which the transmission assets are located.

     (6)   IEU states that FirstEnergy's proposal could result
           in price and service pancaking that will reduce
           customers' opportunities to access alternative
           suppliers and could deprive customers of the
           benefits of effective competition.  IEU also argues
           that any approval by the Commission should be
           conditioned upon a finding that any premiums
           resulting from the divestiture be used to offset
           transition costs claimed by FirstEnergy.  IEU
           further argues that the transaction does not meet
           the FERC's seven-factor test and that FirstEnergy
           has failed to show that ATSI divestiture fulfills
           the
---------------
* Ohio Rural Electric Cooperatives and Buckeye Power's comments state only that they should be granted intervention because, as transmission dependent electric utilities (TDUs), they have a keen interest in any measures that will eliminate pancaked rates, hidden charges, and other terms and conditions of transmission service which place TDUs at a competitive disadvantage.

           objectives of Amended Substitute Senate Bill 3.
           IEU concludes that FirstEnergy's application should be dismissed because it is not in the public interest.

     (7) AMP-Ohio's comments are comprised of the attachment of its comments filed with the FERC. In those comments, AMP-Ohio questioned the lack of detail on fees charged by FirstEnergy to ATSI for start-up costs and the ground lease agreement. AMP-Ohio also opposed FirstEnergy's application of FERC's seven-factor test. According to AMP-Ohio, FirstEnergy improperly drew the transmission demarcation point at 69 kV and above, as opposed to basing the transmission/distribution distinction on functionality of assets. AMP-Ohio also questions the relationship between ATSI and FirstEnergy in ATSI's ability to control generation. AMP-Ohio argues that ATSI should be required to notify customers of the source for energy imbalance service when it is not from FirstEnergy generators, and that ATSI should have the authority to redirect dispatch. Finally, AMP-Ohio questions the use of deferred tax accounts.

     (8) In its reply comments, FirstEnergy disputes the arguments raised by the commenting parties. FirstEnergy claims that the bulk of the issues raised in the comments are FERC-jurisdictional and that the commentors are attempting to pursue FERC issues before this Commission. FirstEnergy argues that its application of the seven-factor test for separating transmission and distribution facilities appropriately determined the demarcation point at 69 kV. FirstEnergy claims that it classified as transmission those facilities that transfer power across the integrated network, and classified as distribution those facilities utilized to deliver power to a specific customer. FirstEnergy reiterated that the creation and transfer of assets to ATSI is intended only as a first step measure which will be followed by the formation of the Alliance RTO. According to FirstEnergy, the only issue before this Commission is approval of the transfer of assets from the FirstEnergy operating companies to ATSI. FirstEnergy also contends that the use of a ground lease with ATSI provides advantages such as maximization of real property rights for ratepayers and shareholders, quicker transfer of property rights (including avoidance of surveys, deed recordings, and easement negotiations), and lower startup costs for ATSI.

     (9) On February 8, 2000, the Commission conducted a public discussion session on the issues raised by the ATSI application.

           All commenting parties were invited to participate and representatives of FirstEnergy and IEU offered input at the meeting. The participants reiterated many of the same arguments contained in their comments. During the public discussion, the participants responded to questions concerning ongoing jurisdiction over ATSI*, application of the seven-factor test, and nondiscriminatory access to transmission services for all customers, including FirstEnergy's current native load customers.

           Based on the public discussion, as well as the previously filed comments, we conclude that FirstEnergy's application should be approved, subject to certain conditions. Although we agree that the transfer of assets is a sensible step as part of a movement toward divestiture of the transmission system, there are concerns raised by the intermediate period prior to transfer to a state and FERC approved RTO. The issues addressed in our public discussion and in the pleadings raise issues in three areas: (1) application of FERC Order 888's seven-factor test; (2) ATSI's native load obligation; and (3) jurisdiction.

                     FERC's Seven-Factor Test

           As noted in the FERC's order approving the
           FirstEnergy/ATSI asset transfer, FERC Order No.888 requires utilities to consult with their state commissions concerning proposed classifications of transmission and distribution facilities prior to filing a request for classification with the FERC (Docket No. EC99-53-000, Order Issued October 27, 1999, at 16). In accordance with that requirement, the FERC directed FirstEnergy and ATSI to file a request for declaratory order "recognizing the Ohio Commission's identification of which facilities should be classified as local distribution" (Id. at 17, emphasis added). Although it was apparently contemplated by the FERC that we would render an opinion regarding which specific assets should be designated as distribution facilities, we do not believe that a sufficient record exists in this case to enable those decisions to be made. Given the implications and potential customer impacts, the appropriate demarcation between specific transmission and distribution facilities will be best addressed in FirstEnergy's transition plan case. Thus, the approval in this case is subject to this
[FN]
----------------
*  Counsel for FirstEnergy acknowledged that, pursuant to
   Section 4905.03(A)(4), Revised Code, (as amended under S.B.
   3) ATSI would be a public utility subject to our jurisdiction.

           Commission's ultimate identification of the facilities involved through the demarcation process as required in the company's transition plan filing.

                        Native Load Obligation

           The Commission's concern about the interrelationship of ATSI and FirstEnergy's existing and future native load obligations was an issue raised in the comments and in our public discussion. It is critical that this transaction not put native load customers of FirstEnergy's transmission system at a disadvantage. Therefore, we are approving this transaction subject to the condition that ATSI fully succeed to FirstEnergy's native load obligations. Moreover, we direct FirstEnergy to address in its transition plan case the native load obligations that both it and ATSI will have for all transmission customers (i.e., for those customers that choose an alternative supplier and those who do not). We expect these issues to be raised before the Commission as part of the transition plan process so as to meet the goals of Am. Sub. S.B. No. 3 prior to the filing of any amendments to the company's FERC open access transmission tariff to address retail choice. ATSI, as a utility subject to the Commission's jurisdiction, should participate in FirstEnergy's transition case to ensure a complete record for review by this Commission.

                             Jurisdiction

           Section 4905.03(A)(4), Revised Code, makes clear that ATSI is a public utility subject to this Commission's jurisdiction. Nothing in this approval shall be interpreted as diminishing this Commission's jurisdiction over the provision of transmission service to retail customers. Accordingly, ATSI should file a tariff with this Commission within 45 days of the issuance of this order indicating that it is succeeding to all the rates, terms, conditions, and obligations of FirstEnergy to its retail customers. ATSI should work with the staff on the development of the tariff.

     It is, therefore,

     ORDERED, That FirstEnergy's application to transfer its transmission assets to ATSI is approved subject to the conditions set forth herein. It is, further,

     ORDERED, That, upon consummation of the asset transfer, ATSI is authorized to file four complete copies of new tariffs consistent with this finding and order. The effective date of the tariffs shall be the date the tariffs are filed in accordance with this order. It is, further,

     ORDERED, That nothing in this finding and order shall be deemed binding on the Commission in any subsequent investigation or proceeding involving the justness or reasonableness of any rate, charge, rule, or regulation. It is, further,

     ORDERED, That a copy of this finding and order be served upon all parties of record in this proceeding and in FirstEnergy's transition plan case (Case No.99-1212-EL-ETP et al.).

             THE PUBLIC UTILITIES COMMISSION OF OHIO



                       /s/ Alan R. Schriber
                   -----------------------------
                    Alan R. Schriber, Chairman



/s/Ronda Hartman Fergus
------------------------             ------------------------
  Ronda Hartman Fergus                    Craig A. Glazer



                                     /s/ Donald L. Mason, Esq.
------------------------             -------------------------
  Judith A. Jones                        Donald L. Mason


DDN/vrh


                    Entered in the Journal

                         FEB 17 2000
                         -----------
                         A True Copy

                   /s/ Gary E. Vigorito
                   --------------------
                       Gary E. Vigorito
                          Secretary